Exhibit 99
2006 Third Quarter President’s Letter
There are many reasons to be delighted with our quarterly results. Net income for the quarter was $409.6 million, compared with $305.3 million for the third quarter of 2005, a 34% increase. Year to date, our 2006 net income increased 12% to $1.25 billion versus $1.11 billion for the same period last year. For the quarter, our combined ratio was 87.3 versus 90.4 for the same quarter in 2005 (readers should recall the active 2005 hurricane season). On a year-to-date basis, the combined ratio of 86.4 compared favorably to 87.2 for the same period in 2005. Our investment portfolio also did well in the quarter, with investment income up 23% over 2005.
But our assessment of the quarter falls well short of delighted. We set the bar higher because we know we can do better. In this case, growth is lagging our expectations even in the so-called “soft” market. While we have continued to generate strong profitability, we are, at our core, a growth company. It is profitable growth that provides real opportunity for our employees and value for our owners. Although profitability remains strong, our growth story for the quarter was not as satisfactory.
Companywide, we grew net written premium by less than 1% compared to the same quarter in 2005. Since our year-to-date growth is nearly 2%, it is clear that the third quarter showed deceleration in growth. As the industry overall adjusts to continued low levels of accident frequency and bodily injury severity, we are experiencing, on average, about 3% lower earned premiums per auto policy as a result of rate decreases and mix shifts in our business. With little near-term pressure for premium inflation, all growth must come from new customers and policy life extension of current customers. While our historical focus has largely been on new applications, this is not where our growth concern lies. Year to date, we have acquired a significant number of new applications, despite being down about 8% from last year. Our concerns and challenges are in keeping all the customers we serve for an extended period of their insured lives.
We can lose customers through either cancellation (generally failure to pay premium) or policy expiration. Despite the rate of cancels remaining relatively constant year-over-year, it is higher than we would like and continues to be an ongoing focus. On the other hand, we believe that our biggest opportunity lies in reducing the number of customers leaving at policy expiration. One significant reason for customers leaving, especially in a market with downward price pressure, is that they find a lower price. Fortunately, our margins are such that we have the ability to lower rates where appropriate in an effort to keep customers longer. If we execute this approach well, over time we expect that the increase in policy life will more than offset the reduced margin, allowing us to achieve our stated goal of growing as fast as possible at a 96 or better combined ratio. Traditionally, growth in premiums has been our focus. We are now beginning to realize that it may be more useful to use policies in force to measure growth and to allow us to focus more on customer retention. While I have spoken of retention in the past, it has now become one of our key strategic initiatives. I firmly believe what gets measured gets done; business leaders are now developing robust measures to track progress.
While rate is a big component of the retention solution, an equally important one will be how our customers perceive they are treated. As discussed at the 2006 Investor Relations Meeting, we have concluded that the best and most consistent measure of customer satisfaction is Net Promoter® Score(1), a simple and effective measure of an organization’s performance through the eyes of its customers. Over the past year, we have laid the foundation for a very comprehensive construction of this measure and have ensured our ability to analyze it at a very granular level. We have research that suggests we provide some of the best service in the industry, but we understand that it must be executed consistently — it really comes down to treating our customers as we would like to be treated. This is becoming more of a reality as the initiative of having more employees as customers as I discussed in the Annual Report letter has been met with enthusiasm, both in terms of numbers and feedback. If we can do as we plan, our customers will be more satisfied with our product and will stay with us longer — providing both growth and opportunity. For us to achieve our growth goals, we do not necessarily need to acquire a greater number of new customers than we are getting today. We simply need to keep the ones we have longer.
Yet another factor in the retention recipe is the ability to assist customers with homeowners insurance. We previously announced that we signed a joint marketing agreement with Homesite Insurance Group, a national provider of home insurance products, that gives selected independent agents in some states the ability to provide their customers quotes for homeowners, renters and condominium insurance policies underwritten and serviced by Homesite. In October, an agency agreement with Homesite was signed to sell these policies directly. Three state pilot programs will begin in both channels. We also entered into an agreement with Liberty Mutual to provide homeowners’ coverage to our Direct Internet customers; a multi-state pilot will begin shortly. Progressive Direct may seek other underwriters of home insurance as necessary to meet the observed needs of our direct customers.
Our aggressive 2006 roll-out of concierge claims centers continues on schedule with six additional sites opened in the third quarter, bringing the year-to-date total to 22 and total operating sites to 47.
During the quarter, we announced that Brian Domeck, a 19-year Progressive employee and current Demand Manager for our Direct Business, was named to become the Chief Financial Officer, beginning in March 2007, filling the role of CFO Tom Forrester, who has announced plans to retire at that time.
We continue to stay focused on achieving our stated objectives and embrace the challenges we have ahead of us to become Consumers’ #1 Choice for Auto Insurance.

/s/ Glenn M. Renwick

Glenn M. Renwick
President and Chief Executive Officer

(1) As detailed in The Ultimate Question by Fred Reichheld